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                                                                  EXHIBIT (a)(1)

[CONRAIL LOGO]

                                                               February 25, 1997

Dear Shareholders:

     On February 12, 1997, Norfolk Southern Corporation commenced a second unsolicited tender offer for all outstanding Conrail shares. The Conrail Board of Directors unanimously recommends that the Conrail shareholders reject and not tender their shares pursuant to the second Norfolk tender offer. The enclosed
Schedule 14D-9 contains Conrail's response to this second tender offer. I urge you to consider this information carefully.

                                          Sincerely,

                                          /s/ David M. LeVan

                                          DAVID M. LEVAN
                                          Chairman, President and
                                          Chief Executive Officer